Freedom Holdings, Inc.

6461 N 100 E

Ossian, Indiana 46777

November 9, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Jessica Livingston

RE:	Freedom Holdings, Inc. Correspondence Received October 25, 2021 Amendment No. 3 to Form 10 Filed October 7, 2021 File No. 000-52952

Dear Ms. Livingston,

We have reviewed your letter dated October 25, 2021. Set forth below are your comments on our Form 10-12G followed by our responses.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Statement of Operations

1. We note your response to comment 2. We remain unclear as to how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020, also noting your response that there was no market value to the common shares during these times. Specifically, please address how you determined the $10 per share fair value for each of your Series D preferred stock issuances and provide us with your detailed analysis supporting this determination which should include a discussion of the consideration given to the guidance in ASC 718-10-30.

RESPONSE: After further discussions with the Auditor the decision has been made in order to resolve the question regarding the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020, we are going to restate the entries and reclassify them as accrued payables and place on the liability side of the balance sheets for both 2019 and 2020. We are in the process of preparing the audited annual statement for Period ending 9-30-2021 and will file the amended statements at the time of completion of the current audited period that we anticipate being filed sometime in December 2021 or as soon as possible.

Should the staff have any additional comments or questions please call Brian Kistler, 260-450-3570 or email bkistler1956@gmail.com . Once the responses are accepted, we will file a final amendment to the Form 10 with the final revisions as needed.

Sincerely yours,

/s/ Brian Kistler

Brian Kistler, CEO

Freedom Holdings, Inc.